Exhibit 99.1

Mitel Networks Corporation
350 Legget Drive
Ottawa, Ontario, Canada
K2K 2W7

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Meeting”) of the Shareholders of Mitel Networks Corporation (the “Corporation”) will be held at 350 Legget Drive, Ottawa, Ontario, Canada on July 27, 2005 at 3:30 p.m. (Ottawa time), for the following purposes:

1.	to place before the Meeting the consolidated financial statements of the Corporation for the fiscal year ended April 24, 2005 and the consolidated financial statements of the Corporation for the six day period ended April 30, 2005, together with the auditors’ reports thereon;

2.	to elect the directors for the ensuing year;

3.	to appoint the auditors of the Corporation and authorize the directors to fix the auditors’ remuneration;

4.	to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on the day immediately preceding the date on which this Notice of Meeting is mailed are entitled to receive notice of the Meeting and to vote in respect of the Meeting.

DATED at Ottawa, Ontario this 28th day of June, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

Kent H.E. Plumley
Secretary

Your vote is important. Completed proxies should be delivered to the Secretary of the Corporation at the address noted above by one of the following three methods: (i) by mail; (ii) by facsimile to (613) 592-7813; (iii) in person, in each case no later than 5:00 p.m. (Ottawa time) on July 25, 2005, being the second business day preceding the date of the Meeting.

Mitel Networks Corporation
350 Legget Drive
Ottawa, Ontario, Canada
K2K 2W7

MANAGEMENT PROXY CIRCULAR

A. INFORMATION ON VOTING AND PROXIES

1. Solicitation of Proxies

This management proxy circular (the “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of Mitel Networks Corporation (the “Corporation”) for use at the Annual Meeting (the “Meeting”) of the shareholders of the Corporation (the “Shareholders”) to be held at 350 Legget Drive, Ottawa, Ontario, Canada on July 27, 2005 commencing at 3:30 p.m., Ottawa time, for the purposes set out in the foregoing notice of the Meeting (the “Notice of Meeting”) and at any adjournments thereof. This solicitation is made by the management of the Corporation.

The solicitation of proxies will be made primarily by mail but proxies may be solicited personally by directors, officers or employees of the Corporation by telephone or other electronic means. The cost of solicitation will be borne by the Corporation. Except as otherwise noted, the information contained in this Circular is given as at June 28, 2005.

All dollar amounts in this Circular are in Canadian dollars unless otherwise stated.

2. Appointment of Proxies

The persons named in the enclosed form of proxy are directors of the Corporation. Every Shareholder has the right to appoint another person (who need not be a shareholder) to attend, vote and act for and on behalf of such shareholder at the Meeting by striking out the name of the persons named in the enclosed form of proxy and inserting another name in the blank space provided or by completing another proper form of proxy.

In either case, proxies to be exercised at the Meeting must be deposited with the Secretary of the Corporation at 350 Legget Drive, Ottawa, Ontario, Canada K2K 2W7 by one of the following three methods: (i) by mail; (ii) by facsimile to (613) 592-7813; or (iii) in person, in each case, no later than 5:00 p.m. (Ottawa time) on July 25, 2005, being the second business day preceding the date of the Meeting.

Registered Shareholders

A registered shareholder is a shareholder whose share certificate bears the name of the shareholder. If you are a registered shareholder, you can vote your shares in person at the Meeting or by proxy. If you wish to vote in person at the Meeting, do not complete or return the form of proxy included with this Circular. Your vote will be taken and counted at the Meeting. If you do not wish to attend the Meeting or do not wish to vote in person, you may vote by proxy by properly completing and depositing the form of proxy with the Secretary of the Corporation at 350 Legget Drive, Ottawa, Ontario, Canada K2K 2W7 by one of the following three methods: (i) by mail; (ii) by facsimile to 613-592-7813; or (iii) in person, in each case, no later than 5:00 p.m. (Ottawa time) on July 25, 2005, being the second business day preceding the date of the Meeting. In each case, the shares represented by your proxy will be voted or withheld/abstained from voting in accordance with your instructions as indicated

on your form of proxy and on any ballot that may be called at the Meeting. Instructions for using each of these methods are set out on the enclosed form of proxy.

Non-Registered Shareholders

Your shares may not be registered in your name but in the name of an intermediary (which is usually a bank, trust company, securities dealer or broker, or trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans). If your shares are registered in the name of an intermediary, you are a non-registered shareholder.

The Corporation has distributed copies of the Notice of Meeting, this Circular, the form of proxy and the consolidated financial statements and auditors’ report thereon for the fiscal year ended April 24, 2005 and the six day period ended April 30, 2005 (collectively, the “Meeting Materials”) to intermediaries for distribution to non-registered shareholders. Unless you have waived your right to receive the Meeting Materials, intermediaries are required to deliver them to you as a non-registered shareholder of the Corporation and to seek your instructions regarding how to vote your shares.

Non-registered shareholders who receive Meeting Materials from the intermediary will typically be given the ability to provide voting instructions in one of two ways. Usually, a non-registered shareholder will be given a voting instruction form which must be completed and signed by the non-registered shareholder in accordance with the instruction on the form (which may, in some cases, permit the completion of the voting instruction form by telephone or electronically).

Occasionally, an intermediary may give you a proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature), and which is otherwise uncompleted. This form of proxy does not need to be signed by you as the non-registered shareholder. In this case you can complete and deposit the proxy directly with the Secretary as described above.

By following these procedures, a non-registered shareholder will be able to direct the voting of those shares that they own but which are not registered in their own name. Should a non-registered shareholder who receives from the intermediary either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the non-registered shareholder should strike out the names of the persons named in the form of proxy and insert the non-registered shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding directions on the form. In either case, non-registered shareholders should carefully follow the instructions of their intermediaries.

Proxies returned by intermediaries as “non-votes” because the intermediary has not received instructions from the non-registered shareholder with respect to the voting of certain shares will be treated as not entitled to vote on any such matter and will not be counted as having been voted in respect of any such matter. Shares represented by intermediary “non-votes” will, however, be counted in determining whether there is a quorum.

Electronic Delivery and Access

Certain Shareholders have chosen to receive proxy circulars and other corporate information electronically through the Internet rather than paper copies in the mail. You may choose the option of receiving proxy circulars and other corporate information electronically through the Internet by following the instructions set out in the attached shareholder consent to electronic delivery of documents (the “Consent”). If you choose to receive the documentation electronically, you must have an electronic (e-mail) account and access to the Internet. Please refer to the information provided in the attached Consent on how to receive the proxy circulars and other corporate information by electronic means.

3. Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Shareholder may revoke a proxy under subsection 148(4) of the Corporation’s governing corporate statute, the Canada Business Corporations Act (“CBCA”), by depositing an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing (or if the Shareholder is a corporation, by an authorized officer or attorney thereof authorized in writing), either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which such proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits such proxy shall be revoked. If the instrument of revocation is deposited with the chairman of the Meeting on the day of the Meeting, or any adjournment thereof, the instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

4. Voting of Proxies

The persons named in the form of proxy will vote or withhold/abstain from voting the shares represented by the form of proxy, in accordance with your instructions as indicated on your form of proxy and on any ballot that may be called for at the Meeting.

In respect of proxies signed by a Shareholder on which a Shareholder has not specifically indicated how the shares represented by the proxy are to be voted, such shares will be voted by the management nominees named in the form of proxy FOR the election of directors and FOR the appointment of auditors and the authorization of the directors to fix their remuneration as indicated in this Circular.

The form of proxy accompanying this Circular confers discretionary authority upon the persons named in the enclosed form of proxy with respect to amendments or variations of matters identified in the Notice of Meeting or other matters, which may properly come before the Meeting or any adjournment thereof. As of the date of this Circular, management of the Corporation knows of no amendment or variation of the matters referred to in the Notice of Meeting or other business that will be presented to the Meeting. If any such matters should properly come before the Meeting, each person named in the enclosed form of proxy will vote the shares represented by the proxy on those matters in accordance with his or her best judgment.

5. Authorized Capital and Voting Shares

The authorized capital of the Corporation consists of:

a)	an unlimited number of common shares (“Common Shares”);

b)	an unlimited number of Class A Convertible Preferred Shares, issuable in series, of which one series, consisting of an unlimited number of Class A Convertible Preferred Shares, Series 1 (the “Series A Shares”), has been designated; and

c)	an unlimited number of Class B Convertible Preferred Shares, issuable in series, of which one series, consisting of an unlimited number of Class B Convertible Preferred Shares, Series 1 (the “Series B Shares”), has been designated.

As of June 28, 2005, the Corporation had 117,140,172 Common Shares, 20,000,000 Series A Shares and 67,789,300 Series B Shares issued and outstanding (collectively, the “Shares”). Each Share currently carries one vote in respect of each matter to be voted upon at the Meeting. The holders of the Common Shares, Series A Shares and Series B Shares will vote together as a single class on each matter to be voted upon at the Meeting.

Only holders of outstanding Shares of record at the close of business on the day immediately preceding the day on which the Notice of Meeting is mailed will be entitled to vote at the Meeting, except to the extent that a person has transferred any of his/her/its Shares after that date and the transferee of such Shares establishes proper ownership and has demanded not later than 10 days before the Meeting that his/her/its name be included in the list to vote at the Meeting, in which case the transferee is entitled to vote such Shares at the Meeting.

Each matter to be considered at the Meeting must be approved by a majority of the votes cast by the Shareholders (in person or represented by proxy) in respect thereof in order to pass.

6. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to all persons known by the Corporation to be the beneficial owner, directly or indirectly, of or who exercise control or direction over Shares carrying more than 10% of the votes attached to any class of shares entitled to vote at the Meeting:

Name and Address of Beneficial	Shares Beneficially Owned	Percentage of	Percentage of
Owner	Directly or Indirectly	Shares(1)	Class
Wesley Clover Corporation(2) Ottawa, ON (“WCC”)	90,000,000 Common Shares	43.92%	76.83%

Celtic Tech Jet Corporation(2)(3) Ottawa, ON (“CTJC”)	4,555,169 Common Shares	2.22%	3.89%

Terence H. Matthews Ottawa, ON	40,897,750 Series B Shares	19.95%	60.33%

EdgeStone Capital Equity Fund II-A, L.P. Toronto, ON (“EdgeStone”)	20,000,000 Series A Shares	9.75%	100%

(1)	Calculated on an as-if-converted to Common Shares basis.

(2)	Dr. Terence H. Matthews, Chairman of the Corporation, controls, directly or indirectly, WCC and CTJC.

(3)	On November 1, 2004, Mitel Knowledge Corporation (“MKC”) transferred 4,555,169 Common Shares (being all Shares held by MKC) to CTJC.

B. BUSINESS OF THE ANNUAL MEETING

1. Financial Statements

The audited consolidated financial statements of the Corporation for the year ended April 24, 2005 and the auditors’ report thereon will be presented to the Meeting. The audited consolidated financial statements accompany this Circular and, in accordance with the provisions of the CBCA, the financial statements will not be the subject of any vote at the Meeting.

On April 24, 2005 the Board of Directors of the Corporation approved by resolution the change in fiscal year end from the last calendar Sunday in April to the last calendar day of April with associated quarter ends on the last calendar day of each quarter (see details below). The change will take effect for the fiscal years beginning after April 24, 2005. The period between April 25 through to April 30, 2005 (“Transition Period”) is considered a stand-alone period for the purpose of financial reporting. The audited consolidated financial statements of the Corporation for the Transition Period and the auditors’ report thereon will also be presented to the Meeting and accompany this Circular. In accordance with the provisions of the CBCA, the financial statements will not be the subject of any vote at the Meeting.

Change in Fiscal Year End

By way of Director’s Resolution dated April 24, 2005 the fiscal year end of the Corporation was changed from a floating year-end (based on the last calendar Sunday in April) to a firm April 30th year-end with associated month and quarter ends that will end on the last calendar day of each month and quarter, respectively. Management and the Board are of the view that the change in year end will better align the Corporation with the reporting structure of a number of public industry peers, and reduce confusion within the Corporation, and with its stakeholders.

2. Election of Directors

The articles of the Corporation provide for a board of directors (the “Board”) of not less than one director and not more than 10 directors to be elected annually, with the fixed number of directors within such range from time to time authorized by the shareholders of the Corporation. At a special meeting held on April 20, 2004, the shareholders of the Corporation fixed the number of directors at eight, and management proposes to nominate eight persons to be elected to the Board at the Meeting. Each director who is elected will hold office until the next annual meeting of shareholders, or until a successor is duly elected or appointed, unless the office is earlier vacated in accordance with the by-laws of the Corporation, the CBCA or the Shareholders Agreement (as defined and discussed under the heading “Interest of Management, Nominees and Others in Material Transactions” in Part E of this Circular).

The current directors were elected at the last annual meeting of shareholders.

Pursuant to the Shareholders Agreement, EdgeStone, is entitled to nominate two directors to the Board. Gilbert S. Palter and Guthrie S. Stewart are the nominees of Edgestone. The parties to the Shareholders Agreement agreed, among other matters, to act and vote from time to time so that on any election of directors by the Shareholders of the Corporation, the Edgestone nominees are elected.

The persons named in the form of proxy will, unless a proxy specifies that the Shares it represents shall be withheld from voting in respect of the election of directors or unless someone else is appointed as proxy holder, be voted FOR the election of the nominees for director listed below. In the event a nominee is unable or unwilling to serve, (an event that management has no reason to believe will occur), the persons named in the form of proxy reserve the right to vote for a substitute nominee at their discretion.

The following table sets forth the name of each person nominated for election as a director; the period or periods of service as a director; the principal occupation, business or employment, and all positions with the Corporation and any significant affiliate of the Corporation, within the preceding five years, as well as the number of Shares beneficially owned or over which control or direction is exercised. All of the listed nominees currently serve as directors of the Corporation.

Shares Beneficially
Name and Municipality of			Owned
Residence	Director Since	Principal Occupation	or Controlled(1)
Dr. Terence H. Matthews Ottawa, Ontario • Chairman of the Corporation	February 16, 2001	Chairman of the Board of the Corporation since February 2001; Chairman and/or Director of a number of companies;
		Chairman of the Board of March Networks Corporation since June 2000 as well as CEO of March Networks Corporation from June 2000 to March 2004; prior thereto Chairman of the Board of Newbridge Networks Corporation (now Alcatel Canada Inc.) from June 1985 until June 2000.	94,555,169 Common Shares 40,897,750 Series B Shares

Donald W. Smith Ottawa, Ontario	April 20, 2001	CEO of the Corporation since April 2001;
		prior thereto President Optical Internet of Nortel Networks Corporation from January 2000 to April 2001 and Vice President & General Manager Optical Solutions of Nortel Networks Corporation from December 1998 to January 2000.	26,250 Common Shares

Paul A.N. Butcher Ottawa, Ontario	February 16, 2001	President & COO of the Corporation since February 2001; prior thereto Senior Vice President & General Manager,	25,000 Common Shares
		Communications Systems Business of Mitel Corporation (now Zarlink Semiconductor Inc.) from 1999 to 2001.	80,996 Series B Shares

Shares Beneficially
Name and Municipality of			Owned
Residence	Director Since	Principal Occupation	or Controlled(1)
Peter D. Charbonneau Ottawa, Ontario • Vice-Chairman of the Board of the Corporation • Chairman of the Audit Committee • Member of the Employee Compensation Committee	February 16, 2001	Partner of Skypoint Capital Corporation since November 2000; prior thereto Executive Vice President of March Networks Corporation from June 2000 to November 2000; prior thereto held several senior positions, the last of which was Vice Chairman, in Newbridge Networks Corporation (now Alcatel Canada Inc.) from December 1986 to June 2000.	—

Kirk K. Mandy Ottawa, Ontario • Member of the Audit Committee • Member of the Employee Compensation Committee	July 11, 2002	CEO of Zarlink Semiconductor Inc. since January 2005; prior to that was an Independent Management Consultant since May 2001, Vice Chairman of Zarlink Semiconductor Inc. and Chairman of several privately held companies; prior to May 2001 held several senior executive positions, the last of which was President & CEO, of Mitel Corporation (now Zarlink Semiconductor Inc.) from 1998 to 2001.	107,870 Series B Shares

Sir David S. Rowe-Beddoe London, England • Member of the Audit Committee • Member of the Employee Compensation Committee	July 11, 2002	Chairman of the Board of Victoria Capital (UK) Ltd since 2004 and Chairman of the Board of GFTA Analytics Ltd. since 2005 and Chairman of the Board of the Wales Millennium Centre since 2001; prior thereto Chairman of the Welsh Development Agency from 1993 to 2001.	26,966 Series B Shares

Gilbert S. Palter Toronto, Ontario	April 23, 2004	Chief Operating Officer and Managing Partner of EdgeStone Capital Partners since May 1999.	- (2)

Guthrie S. Stewart Montreal, Quebec	April 23, 2004	Partner of EdgeStone Capital Partners since 2001; prior thereto and since 1992 Executive Vice-President Teleglobe Inc;	- (2)
• Member of the		Chairman of the Board of BreconRidge
Audit Committee		Manufacturing Solutions Corporation.
• Chairman of the Employee
Compensation Committee

(1)	Certain spouses of nominees own Shares. The relevant nominees disclaim beneficial ownership of such Shares.

(2)	Certain funds managed by EdgeStone Capital Partners, of which Mr. Palter and Mr. Stewart are principals, own or control, directly or indirectly, 20,000,000 Series A Shares.

3. Appointment and Remuneration of Auditors

Appointment of Auditors

On the recommendation of the audit committee, management proposes to present a resolution to appoint Deloitte & Touche LLP, Chartered Accountants, Ottawa, Ontario, as auditors of the Corporation for the fiscal year ending April 2006 to hold office until the close of the next annual meeting of shareholders. Deloitte & Touche LLP were first appointed auditors of the Corporation on December 4, 2001.

Remuneration of Auditors

In the past, the Audit Committee has negotiated with the auditors of the Corporation on an arm’s length basis for the purpose of determining the fees to be paid to the auditors. Such fees have been based upon the complexity of the matters in question and the time incurred by the auditors. Management believes that the fees negotiated in the past with the auditors of the Corporation were reasonable in the circumstances and would be comparable to fees charged by other auditors providing similar services. It is intended that the Shares represented by proxies in favour of management nominees named in the form of proxy will vote FOR the appointment of Deloitte & Touche LLP as auditors of the Corporation and to authorize the directors to fix the remuneration of the auditors, unless a Shareholder has instructed that the Shares represented by the proxy are to be withheld from voting on the appointment of auditors.

4. Other Matters and Shareholder Proposals

Management of the Corporation knows of no amendment or variation to the matters referred to in the Notice of Meeting and of no other business to be brought before the Meeting. If any amendment, variation or other business is properly brought before the Meeting, the form of proxy confers discretion on the persons named on the form of proxy to vote on any amendment or variation of the matters referred to in the notice of Meeting or any other business in accordance with their best judgment.

The CBCA provides that, in certain circumstances, eligible shareholders are entitled to submit to the Corporation notice of a matter that such shareholder proposes to raise at a meeting of shareholders. The final date by which the Corporation must receive such a proposal to be raised at the next annual meeting of shareholders of the Corporation (subsequent to this meeting) is April 27, 2006. Any eligible shareholder who may wish to exercise this right should carefully consider whether they are eligible to make such a proposal, and comply with the relevant provisions of the CBCA.

C. DIRECTOR AND EXECUTIVE COMPENSATION

1. Compensation of Executive Officers

Cash and Other Remuneration of Executive Officers

During the fiscal year ended April 24, 2005, there were five executive officers of the Corporation (the “Executive Officers”), as that term is defined in the CBCA. The aggregate cash remuneration paid to the Executive Officers by the Corporation and its subsidiaries for services rendered during the fiscal year ended April 24, 2005 was $1,920,165. During the Transition Period, aggregate cash remuneration paid to the same five Executive Officers was $33,499. Except as noted in this Circular, no other form of compensation has been provided to the Executive Officers. Other than the Corporation’s stock option plan and deferred stock unit plan summarized below, the Corporation does not have any plan pursuant to which cash or non-cash remuneration was paid or distributed to Executive Officers during the fiscal year ended April 24, 2005 or the Transition Period, or is proposed to be so paid or distributed in a subsequent year.

Stock Option Plan

The Corporation adopted an employee stock option plan (the “Stock Option Plan”) in March 2001. Further amendments to the Stock Option Plan have been approved by the Board from time to time in accordance with section 24 of the Stock Option Plan. The Stock Option Plan provides for the grant of options to acquire Common Shares to employees, directors and consultants of the Corporation.

The Stock Option Plan provides that a committee of the Board (the “Employee Compensation Committee”) has the authority to determine the individuals to whom options will be granted, the number of Common Shares subject to option grants and other terms and conditions of option grants. The Stock Option Plan also provides that, unless otherwise determined by the Employee Compensation Committee, one-quarter of the Common Shares that an option holder is entitled to purchase become eligible for purchase on each of the first, second, third and fourth anniversaries of the date of grant, and that options expire on the fifth anniversary of the date of grant. The Stock Option Plan provides that in no event may an option remain exercisable beyond the tenth anniversary of the date of grant.

As at June 28, 2005, there are 25,000,000 Common Shares representing approximately 12% of the outstanding Shares (calculated on an as-if-converted to Common Share basis) reserved for issuance upon the exercise of options granted under the Stock Option Plan of which options to acquire 18,688,541 Common Shares are currently issued and outstanding under the Stock Option Plan.

On December 23, 2003, the Corporation offered all eligible employees the opportunity to exchange all of their outstanding, unexercised options to purchase Common Shares of the Corporation, in exchange for grants of new options. Stock options to acquire Common Shares that were tendered in the exchange were cancelled on January 23, 2004 and an equal number of new options were granted to eligible participating employees on July 26, 2004, at a price of $1.00 per Common Share. The new options vest in four equal instalments commencing one year from the date of grant.

A component of executive remuneration consists of grants of stock options under the Stock Option Plan. Options are also granted under the Stock Option Plan to attract new executives, retain employees and recognize job promotions.

During the fiscal year ended April 24, 2005, the Board granted options to five Executive Officers to purchase a total of 4,067,417 Common Shares at a price of $1.00 per Common Share (3,765,000 of the 4,067,417 stock options granted were part of the exchange program described above). There were no options exercised by the Executive Officers during the fiscal year ended April 24, 2005. There were no stock options granted or exercised by Executive Officers during or on account of the Transition Period.

Deferred Share Unit Plan for Executives

The Corporation adopted a deferred share unit plan for executives (the “DSU Plan”) on December 9, 2004 in order to promote a greater alignment of interests between the executives and shareholders. Under the DSU Plan, the Employee Compensation Committee may award certain executives of the Corporation (a “DSU Plan Participant”) deferred share units (“DSUs”) of the Corporation. DSUs are not considered shares of the Corporation, nor is the holder of any DSU entitled to voting rights or any other rights attaching to the ownership of shares.

Upon the determination by the Employee Compensation Committee to award DSUs to the account of a DSU Plan Participant for a particular calendar year, the number of DSU’s to be awarded shall be determined by the Employee Compensation Committee as follows: (1) as at December 31 of such year the Employee Compensation Committee shall determine the Supplementary Benefits Amount, which is an amount equal to 15% of the DSU Plan Participant’s annual salary for such year, less the maximum amount of eligible registered retirement savings plan contributions for the DSU Plan Participant; and (2) the Supplementary Benefits Amount for such DSU Plan Participant shall subsequently be divided by the Award Market Value of a DSU.

The Award Market Value of a DSU is equal to: (1) the value of a Common Share of the Corporation as determined by the Employee Compensation Committee in good faith and in accordance with and subject to the terms of the DSU Plan; or (2) where the Common Shares of the Corporation are publicly traded on the TSX, the weighted average trading price of the Common Shares of the Corporation on the Toronto Stock Exchange (“TSX”) on the five (5) trading days immediately preceding the date a DSU is awarded.

Upon the DSU Plan Participant ceasing to be an executive of the Corporation, the DSU Plan Participant shall receive a cash amount equal to the number of DSUs in his or her account multiplied by the weighted average trading price of the Common Shares of the Corporation on the TSX on the five (5) trading days immediately preceding the date the DSU Plan Participant ceases to be an executive of the Corporation, or on a later date selected by the DSU Plan Participant, which shall in any event be a date prior to the end of the following calendar year.

There are currently two DSU Plan Participants. Paul Butcher, President & Chief Operating Officer is the only DSU Plan Participant who is also an Executive Officer. As at June 28, 2005, 280,912 DSUs have been awarded to Mr. Butcher under the DSU Plan. Of the DSUs awarded to Mr. Butcher, 242,062 DSUs represents the value of Mr. Butcher’s interest in the Corporation’s supplementary executive retirement plan (being $242,062) which was transferred by the Corporation (with the consent of Mr. Butcher) to the DSU Plan on May 31, 2005: the supplementary executive retirement plan has since been wound-up and terminated by the Corporation (with the consent of the participants thereunder), in favour of the DSU Plan.

Loans to Directors and Executive Officers

There are no loans outstanding from the Corporation to any of its directors or the Executive Officers.

2. Remuneration of Directors

A director who is not also an Executive Officer is reimbursed for any out-of-pocket expenses incurred in connection with attending Board or committee meetings. In addition, directors of the Corporation are eligible to participate in the Stock Option Plan described above.

On June 9, 2004 the Employee Compensation Committee approved a compensation proposal by management for the non-executive directors. The compensation proposal consisted of cash and stock options with a choice to accept stock options in lieu of cash. The number of stock options granted is calculated using the cash value divided by the Black-Scholes value at the time of grant.

The remuneration for non-executive directors is based on the following:

Annual Service on the Board (other than Chair)	$10,000
Annual Service as Chair of the Board	$60,000
Annual Service as member of the Audit Committee (other than Chair)	$5,000
Annual Service as Chair of the Audit Committee	$15,000
Annual Service as member of other standing committees	$2,500
Annual Service as Chair of other standing committees	$7,500
Meeting fees	$1,000

Each of the non-executive directors opted to receive their compensation in the form of stock options in lieu of cash.

During the fiscal year ended April 24, 2005, the Corporation remunerated non-executive directors of the Corporation with stock options to acquire an aggregate of 250,000 Common Shares granted under the Stock Option Plan at an exercise price of $1.00 per Common Share. There were no options exercised by directors during the fiscal year ended April 24, 2005. There were no stock options granted or exercised by non-executive directors for the Transition Period.

D. CORPORATE GOVERNANCE PRACTICES

The Corporation and its management place significant emphasis on the structure of the Board and the committees of the Board to ensure effective corporate governance of the Corporation. The Corporation’s approach to corporate governance is described below.

1. Mandate of the Board

The mandate of the Board is to supervise the management of the business and affairs of the Corporation. While management is responsible for the development of long-term corporate strategy, the Board’s role is to ensure that a strategic planning process is in place, to review and approve the strategy, and to monitor management’s success in implementing the strategy and the corporate objectives which the President and Chief Executive Officer are responsible for meeting. The Board also discharges its supervisory role by annually reviewing and adopting an annual financial budget and approving the consolidated financial statements of the Corporation.

The Board looks to management to be responsible for the day-to-day operations of the Corporation. The Board expects management to report on a frequent and timely basis on short-term results and long-term goals. The Board receives input from management through the President, Chief Executive Officer and Chief Financial Officer, as well as, at the request of the Board, other members of management.

The Board reviews and, where appropriate, approves the general parameters for the financial capitalization of the Corporation and other significant matters affecting the Corporation which are outside of its ordinary course of business. The Board is also responsible for identifying and managing the principal risks of the Corporation’s business and for ensuring that appropriate systems are implemented for managing those risks.

The Board has charged the Chief Financial Officer with responsibility to speak for the Corporation in its communications with both its shareholders and the investment community generally. The Board reviews overall investor relations on an ongoing basis, as well as the management proxy circular of the Corporation.

In addition to any requirements to obtain certain approvals at law, certain fundamental matters affecting the Corporation must not only be approved by the Board, but also require the approval of certain shareholders. These fundamental matters are set out in the Shareholders Agreement.

2. Composition of the Board

The Board is composed of six non-employee directors and two employee directors, being the Chief Executive Officer and the President and Chief Operating Officer of the Corporation. The Board believes that the presence of the Chief Executive Officer and the President and Chief Operating Officer on the Board is key to the effective corporate governance of the Corporation. The knowledge that the Chief Executive Officer and the President and Chief Operating Officer bring to the Board and their collective insight into the affairs of the Corporation are instrumental in creating an effective board of directors and in achieving the Corporation’s objectives.

Pursuant to the articles of the Corporation, the Board is to consist of no less than one and no more than ten directors. The Shareholders have determined that eight directors is an appropriate number of directors for the Corporation at its current stage of development as this number provides for a diversity of views and experiences while still allowing for efficient decision making. Following the Meeting, subject to Shareholder approval, the Board will be comprised of eight directors.

The Board has established two committees to assist it in carrying out its responsibilities: the Audit Committee and the Employee Compensation Committee.

3. The Audit Committee

The Audit Committee is composed of four directors namely, Peter Charbonneau, Kirk Mandy, David Rowe-Beddoe and Guthrie Stewart. Peter Charbonneau was appointed to the Audit Committee in February 2002, Kirk Mandy was appointed in July 2002, David Rowe-Beddoe was appointed to in September 2003 and Guthrie Stewart was appointed in June, 2004.

The Audit Committee is responsible for overseeing the integrity of the Corporation’s financial statements, legal and regulatory compliance, auditor independence and qualification and the internal controls and management information systems, as well as identifying the principal risks of the Corporation’s businesses and the systems in place to manage these risks. The Audit Committee also reviews with management and with the auditors the Corporation’s financial reporting procedures in connection with the annual audit and the preparation of the financial statements. The Audit Committee recommends to the Board the appointment and remuneration of the external auditors.

4. The Employee Compensation Committee

The Employee Compensation Committee is composed of four directors namely, Peter Charbonneau, Kirk Mandy, David Rowe-Beddoe and Guthrie Stewart. Peter Charbonneau was appointed to the Employee Compensation Committee in February 2002, Kirk Mandy was appointed in July 2002, David Rowe-Beddoe was appointed in March 2003 and Guthrie Stewart was appointed in December 2004.

The Employee Compensation Committee is responsible for recommending to the Board the adequacy and form of the compensation to be paid to officers and employees, as well as all incentive compensation plans such as allocations of stock options under the Stock Option Plan, DSUs under the DSUP, sales commissions, bonuses and special employee benefit programs by ensuring that policies and processes are in place. The Employee Compensation Committee administers the Stock Option Plan and the DSUP. The Employee Compensation Committee is responsible for succession planning for executive positions as well as performance evaluations programs worldwide.

5. Communication with the Board of Directors

The communication channels available for shareholders or others to contact the Board of Directors are as follows:

1. By mail to:

The Board of Directors
c/o the Corporate Secretary’s Office
Mitel Networks Corporation
350 Legget Drive
Ottawa, Ontario, Canada
K2K 2W7

2. By electronic mail to: mitel_corp_secretary@mitel.com

E. INTEREST OF MANAGEMENT, NOMINEES AND OTHERS IN MATERIAL TRANSACTIONS

In addition to the disclosure made elsewhere in this Circular with respect to any transaction from April 26, 2004 to and including April 24, 2005, and during the Transition Period, material transactions between the Corporation and its insiders, proposed nominees for director and the respective associates or affiliates of such insiders and nominees for director which has or would materially affect the Corporation or its subsidiaries, are as follows:

Product Supply Agreement

In August 2001, the Corporation sold its manufacturing operations, comprising property, plant and equipment, workforce and certain liabilities to BreconRidge Manufacturing Solutions Corporation (“BreconRidge”), a company in which Terence H. Matthews (the “Principal Shareholder”) holds a significant interest. In connection with the disposal of the manufacturing operations, the Corporation entered into a supply agreement in August 2001 whereby BreconRidge agreed to provide certain products and services under terms and conditions reflecting prevailing market conditions at the time the agreement was entered into. The initial term of the supply agreement is six years. Under the terms of the supply agreement, BreconRidge is required to purchase the Corporation’s raw material inventory, before turning to third party suppliers for raw material procurement. During the Transition Period and Fiscal 2005, the Corporation purchased $1,800,000 and $94,200,000, respectively, of products and services and sold $100,000 and $900,000, respectively, of raw material inventory under this agreement. As of April 30, 2005 and April 24, 2005, balances payable pursuant to this agreement amounted to $15,400,000 and $17,100,000, respectively, and balances receivable pursuant to this agreement amounted to $1,700,000 and $1,600,000, respectively.

Under the terms of the supply agreement, the Corporation is required to purchase from BreconRidge certain tools used in the manufacturing process. These manufacturing tools are capitalized as part of fixed assets and are depreciated over their estimated useful lives. During the Transition Period and fiscal year ended April 24, 2005, manufacturing tools purchased from BreconRidge amounted to $nil and $200,000, respectively.

In August 2001, the Corporation also entered into service agreements with BreconRidge to provide human resource, finance and information systems support services during the transition period ended December 31, 2001 and to provide facilities management services for the period covering the term of the premise lease agreements. Amounts charged to BreconRidge were equal to, and recorded as a reduction of, the costs incurred to provide the related services in the consolidated statement of operations. During the Transition Period and fiscal year ended April 24, 2005, the Corporation provided services valued at $nil and $1,000,000 respectively under these agreements.

Leased Properties

In March 2001, the Corporation entered into a lease agreement for its Ottawa-based headquarter facilities with Mitel Research Park Corporation, a company controlled by the Principal Shareholder, under terms and conditions reflecting prevailing market conditions at the time the lease was entered into. The lease agreement is for 10 years expiring in March 2011.

In August 2001, the Corporation entered into sublease agreements with BreconRidge for certain office and manufacturing facilities in Ottawa and in the United Kingdom under terms and conditions reflecting prevailing market conditions at the time the lease was entered into. The Ottawa sublease agreement was amended on May 31, 2002 to increase leased space. The Ottawa sublease agreement is for a term of five years expiring on August 31, 2006 and the UK lease agreement is for a term of fifteen years expiring in August 2016 with cancellation options on the fifth and tenth years available to the Corporation and BreconRidge. As at April 24, 2005 and as at April 30, 2005, balances due to the Corporation controlled by the Principal Shareholder and related to the lease agreement were insignificant.

Other

In September 2001, the Corporation entered into a strategic alliance agreement and a global distribution agreement with March Networks Corporation (“March Networks”), a company in which the Principal Shareholder holds a significant interest, to broaden its product portfolio. Under the terms of the agreement, the parties agree to cooperate in the performance of joint development activities and each party will bear its own costs arising in connection with the performance of its obligations and common costs incurred in the performance of joint activities will be shared by both parties. March Networks is a leading provider of IP-based digital video surveillance solutions focused on the security industry. During the Transition Period and the fiscal year ended April 24, 2005, the Corporation purchased $nil and $400,000 in products and services, respectively, from March Networks and had an insignificant balance payable pursuant to this agreement.

Other sales to and purchases from companies related to the Principal Shareholder and arising in the normal course of the Corporation’s business were insignificant in the Transition Period, and $400,000 and $1,200,000 respectively for the year ended April 24, 2005. The net balances payable as a result of these transactions were $nil and $300,000 as at April 30, 2005 and April 24, 2005 respectively.

The Corporation entered into a Shareholders Agreement on April 23, 2004 with Mitel Systems Corporation, Zarlink Semiconductor Inc., MKC, WCC, Edgestone, Power Technology Investment Corporation and the Principal Shareholder. On June 30, 2004, Mitel Systems Corporation and WCC amalgamated, continuing under the name of WCC. On November 1, 2004, MKC transferred all Shares held by it to and in favour of CTJC. Under an Assumption Agreement dated April 23, 2004, CTJC assumed, as required under the Shareholders Agreement, all of the obligations and rights of MKC under the Shareholders Agreement. The Shareholders Agreement contains provisions relating to the entitlement of EdgeStone to appoint two directors to the Board, and various other provisions respecting the management of the Corporation and dealings with the securities of the Corporation held by the Shareholders which are parties to the Shareholders Agreement. Certain parties to the Shareholders Agreement, WCC and CTJC, are corporations controlled directly or indirectly by the Principal Shareholder.

The Corporation also entered into a registration rights agreement (the “Registration Rights Agreement”) dated April 23, 2004, with Mitel Systems Corporation, Zarlink Semiconductor Inc., MKC, WCC, Edgestone, Power Technology Investment Corporation, the Principal Shareholder and CTJC by Assumption Agreement dated April 23, 2004. Pursuant to the Registration Rights Agreement, the Corporation covenanted to make certain arrangements with respect to the registration and/or the qualification for distribution of the Shares held by such shareholders under the applicable securities laws of the United Shares and/or Canada.

The Corporation has also entered into the following agreements:

a)	a Contribution Agreement for the Integrated Communications Solutions R&D Project with Her Majesty the Queen in Right of Canada as represented by the Minister of Industry through Technology Partnerships Canada, March Networks and MKC dated October 10, 2002, as amended March 27, 2003, April 27, 2004 and September 16, 2004 (the “TPC Agreement”). By amendment dated: (i) September 16, 2004, MKC was removed as a proponent under the TPC Agreement.

b)	a technology transfer and software license agreement between the Corporation and March Networks, dated May 29, 2003 (transfer of certain nurse dispatch software from March Networks to the Corporation, and licensed back to March Networks).

c)	MiSN Program Agreements (third party developer program) and related distribution agreements, entered into in the ordinary course of business, with March Networks, Encore Networks Inc. (a company controlled by the Principal Shareholder) and NewHeights Software Corporation (“NewHeights”) (a company of which the Principal Shareholder is a Director) respectively (as amended and supplemented, from time to time).

d)	OEM Distribution Agreement, entered into in the ordinary course of business, with Natural Convergence Inc. (“NCI”) (a company of which the Principal Shareholder is a significant shareholder), dated September 24, 2004, for the distribution and resale by the Corporation of certain NCI software products and services.

Other than the information set out elsewhere in this Circular, none of the directors or senior officers of the Corporation, none of the persons who have been directors or senior officers of the Corporation and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting except to the extent that such persons may be involved in the normal business of the Meeting or the general affairs of the Corporation and with the exception that directors, officers and employees of the Corporation may be granted options to acquire Common Shares pursuant to the Stock Option Plan.

F. DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION

The Corporation maintains directors’ and officers’ liability insurance in the amount of US$15,000,000 for the benefit of directors and officers of the Corporation. The Corporation’s premium is US$144,577, which covers an eleven-month period from December 1, 2004 to November 1, 2005. No portion of the premium was paid by the directors and officers of the Corporation. The policy contains deductibles (US$75,000 for employment practices claims and US$50,000 for all other claims, including securities claims) applicable to losses for which reimbursement is sought and contains a number of exclusions and limitations to the coverage provided, as a result of which the Corporation may, under certain circumstances, be obligated to indemnify its directors or officers for certain claims which do not fall within the coverage provided under the policy.

The by-laws of the Corporation generally provide that the Corporation shall indemnify a director or officer against liability incurred in such capacity, including acting at the Corporation’s request as director or officer of another corporation, to the extent permitted or required by the CBCA. The Corporation has agreed to contractually indemnify each director and certain officers of the Corporation against liability resulting from any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being, or having been, a director or officer of the Corporation (including an action by or on behalf of the Corporation), as long as such person (i) acted honestly and in good faith with a view to the best interests of the Corporation; and (ii) had reasonable grounds for believing his or her conduct was lawful in any criminal or administrative proceeding that is enforced by monetary penalty.

CERTIFICATE

The contents and the distribution of this Circular have been approved by the Board of Directors of the Corporation.

DATED June 28, 2005 on behalf of the Board of Directors.

“Kent H.E. Plumley”

Kent H.E. Plumley,
Secretary
Ottawa, Ontario, Canada